82-34719

SECURITAS

Press Release from Securitas AB

May 24, 2007

Securitas signs new syndicated loan facility

Securitas AB (publ) has signed a three year EUR 550 million Multi-Currency Term Loan Facility. The Mandated Lead Arrangers and Bookrunners were BNP Paribas, Citi, The Royal Bank of Scotland and SEB.

The Facility will be used for refinancing of expiring committed financing as well as for general corporate purposes.

The syndication was oversubscribed having been launched at EUR 450 million.

The following banks joined as Arrangers:
Bank of America Securities Limited, Barclays Bank PLC, Commerzbank, Hamburg Branch, Danske Bank, Deutsche Bank AG, London Branch, DnB NOR Bank ASA, Sweden Branch, ING, Nordea, Societe Generale.

KBC BANK NV and Lloyds TSB Bank plc joined as Co Arrangers.

For more information about this transaction please contact:
Olof Bengtsson, Senior Vice President Corporate Finance
Telephone: +44 20 8432 6526

This press release is also available at: **www.securitas.com**

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Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

82-34719

RECEIVED
2007 JUL 12 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITAS

Press Release from Securitas AB

May 24, 2007

Securitas acquires security services company in Colombia

Following the strategy to expand the Latin American platform, Securitas has acquired 71 percent of the shares in Seguridad Burns de Colombia S.A. The purchase of the remaining 29 percent of the shares is agreed to take place in 2010 and will be based on the financial performance of the company in 2009. Total enterprise value is estimated to MSEK 34.

Burns de Colombia is an important player with a good reputation and history in the Colombian security services market. The company has a quality portfolio and approximately 1.000 employees. Annual sales of the company are about MCOL 21.500 (MSEK 72).

Colombia has over the past three years had GDP growth of 5 to 7 percent and an inflation rate of less than 5 percent. The security services market in Colombia is very fragmented. The market is forecasted to grow 10 to 12 percent annually in the short to mid term.

The acquisition will be integrated in Securitas as of June 1, 2007.

This press release is also available at: **www.securitas.com**

Information:
Gisela Lindstrand, Senior vice President Corporate Communications and Public Affairs, phone +46 8 657 7332 or +46 70 287 8662

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SECURITAS

Press Release from Securitas AB

July 3, 2007

Loomis acquires G4S' Cash Handling operation in France

In line with the strategy to become the leading company in the local markets where Loomis has a presence, Loomis AB has acquired G4S plc's cash handling operation in France. Through the acquisition, Loomis, which is Securitas' cash handling services division, will become the market leader in France. Enterprise value is estimated to approximately 230 MSEK (MEUR 24.4).

G4S' cash handling operation in France, with 720 employees, is present in the northern part of the country and in the Paris area. The operation has annual sales of approximately 430 MSEK (MEUR 46). The customers are mostly banks, but they also have a high market share within retail.

The acquisition will be integrated in Securitas as of July 2, 2007.

This press release is also available at: www.securitas.com

Information:

Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, Securitas AB, phone +46 70 287 8662
Thomas Backteman, Communications Manager, Loomis AB, phone +46 70 971 1266

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

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